Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) of Dendreon Corporation for the registration of $85,250,000 of 4.75% Convertible Senior Subordinated Notes due 2014 and 9,742,855 shares of common stock and to the incorporation by reference therein of our reports dated March 12, 2007, with respect to the consolidated financial statements of Dendreon Corporation, Dendreon Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Dendreon Corporation, included in its Annual Report (Form 10-K/A) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young
Seattle, Washington
August 6, 2007